UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 72061 / May 1, 2014

Admin. Proc. File No. 3-15678

In the Matter of

POWER AIR CORPORATION,
WESCORP ENERGY, INC., AND
WORLD VENTURES, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Power Air Corporation, Wescorp Energy, Inc., or World Ventures, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to Power Air Corporation, Wescorp Energy, Inc., and World Ventures, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Power Air Corporation, Wescorp Energy, Inc., and World Ventures, Inc., is hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Lynn M. Powalski
Deputy Secretary

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[1] 17 C.F.R. § 201.360(d).

[2] *Power Air Corp., Wescorp Energy, Inc., and World Ventures, Inc*., Initial Decision Rel. No. 577 (Mar. 19, 2014), 108 SEC Docket 10, 2014 WL 1050288. The stock symbols and Central Index Key numbers are: PWAZQ and 1310261 for Power Air Corp.; WSCE and 1069489 for Wescorp Energy, Inc.; and WVNTF and 861398 for World Ventures, Inc.

INITIAL DECISION RELEASE NO. 577
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15678

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of POWER AIR CORPORATION, WESCORP ENERGY, INC., AND WORLD VENTURES, INC.	INITIAL DECISION ON DEFAULT March 19, 2014

APPEARANCES: David S. Frye, Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission (Commission) issued an Order Instituting Administrative Proceedings (OIP) on January 15, 2014, alleging that Respondents have securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act), and have not filed required periodic reports as required by Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and/or 13a-13.

The Declaration of David S. Frye to Assist Secretary with Record of Service, filed by the Division of Enforcement (Division) on January 27, 2014, established that each Respondent was served with the OIP by January 21, 2014. See 17 C.F.R. § 201.141(a)(2)(ii), (iv). Respondents are required to answer within ten days after service of the OIP. OIP at 3; 17 C.F.R. § 201.220(b). As of the date of this Initial Decision, no Respondent had filed an Answer. Respondents did not attend the prehearing conference held on February 10, 2014, and the Division stated that it had not been contacted by any Respondent. The Division sent a letter to Respondents on January 15, 2014, along with the OIP stating that its files were available for inspection and copying. See 17 C.F.R. § 201.230.

Power Air Corporation (Power Air), Wescorp Energy, Inc. (Wescorp Energy), and World Ventures, Inc. (World Ventures), are in default because they did not answer the OIP, attend the

prehearing conference, or otherwise defend the proceeding. See OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

Findings of Fact

Power Air, stock symbol "PWAZQ," Central Index Key (CIK) No. 1310261, is a revoked Nevada corporation located in Coquitlam, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Power Air is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2010, which reported a net loss of $1,018,681 for the prior nine months. On February 21, 2012, Power Air filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Nevada, which was closed on November 6, 2013. As of January 13, 2014, the common stock of Power Air was quoted on OTC Link operated by OTC Markets Group Inc. ("OTC Link"), had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Wescorp Energy, stock symbol "WSCE," CIK No. 1069489, is a void Delaware corporation located in Edmonton, Alberta, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Wescorp Energy is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $4,364,897 for the prior nine months. As of January 13, 2014, the common stock of Wescorp Energy was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

World Ventures, stock symbol "WVNTF," CIK No. 861398, is a British Columbia corporation located in Nanaimo, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). World Ventures is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended October 31, 2009, which reported a net loss of $197,204 (Canadian) for the prior year. As of January 13, 2014, the common stock of World Ventures was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Conclusions of Law

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. See 17 C.F.R. §§ 240.13a-1, .13a-13. Respondents have failed to do so. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, motion for reconsideration denied, Exchange Act Release No. 55876 (June 6, 2007), 90 SEC Docket 2419. Moreover, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations, or, through their failure to maintain a valid address on file with the Commission did not receive such letters.

Sanctions

Exchange Act Section 12(j) authorizes the Commission "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a class of securities or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the registrant has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what is necessary or appropriate for the protection of investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 439.

The failure to file required periodic reports is a serious violation because the reporting requirements of the Exchange Act are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are recurrent in that each Respondent repeatedly failed to file periodic reports for more than two years. See Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6252 (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are culpable because they knew, or should have known, of their obligation to file periodic reports. See 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); Robert L. Burns, Investment Advisers Act of 1940 Release No. 3260 (Aug. 5, 2011), 101 SEC Docket 44807, 44826 n.60 (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, Respondents forfeited an opportunity to show they have made efforts to remedy their past violations and to offer assurances against further violations. On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondents' registered securities.

Order

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Power Air Corporation, Wescorp Energy, Inc., and World Ventures, Inc., is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. See 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. See 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party. In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. 17 C.F.R. § 201.155(b).

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Brenda P. Murray
Chief Administrative Law Judge